Exhibit 99.1

COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR FEBRUARY 2023

PANAMA CITY, Panama , March 10, 2023 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for February 2023:

Operating Data	February	February	% Change
	2023	2019
Copa Holdings (Consolidated)
ASM (mm) (1)	2,007.3	1,956.0	2.6%
RPM (mm) (2)	1,724.4	1,636.0	5.4%
Load Factor (3)	85.9%	83.6%	2.3p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

Given the irregular nature of the Company's operations starting in March 2020 due to the Covid-19 pandemic, we are comparing this traffic report to 2019 statistics.

Consolidated capacity (ASMs) came in 2.6% higher than in February 2019, while passenger traffic (RPMs) increased by 5.4%. As a result, the load factor for the month was 85.9%, 2.3 percentage points higher than in February 2019.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit www.copaair.com.

CPA-G

PRESS RELEASE CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774